Exhibit 99.1

The9 Limited to Hold Annual General Meeting on December 19, 2022

Shanghai China, November 17, 2022 — The9 Limited (Nasdaq: NCTY) (the “Company”), an established Internet company, today announced that it will hold its annual general meeting of shareholders (“AGM”) at the Company’s business office, 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China on December 19, 2022 at 2:00 p.m., Shanghai time, for the purpose of considering and, if thought fit, passing the proposed resolution sets forth in the notice of AGM. The board of directors of the Company fully supports the proposed resolution and recommends that shareholders and holders of the Company’s American Depositary Shares (“ADSs”) vote in favor of the resolution sets out in the notice of AGM.

The Board of Directors of the Company has fixed the close of business on November 18, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive the notice of, and to attend and vote at the AGM, or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date (Shanghai time) are entitled to notice of, to attend and vote at the AGM, or any adjournment or postponement thereof. Beneficial owners of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The notice and the form of proxy of the AGM are available on the Company’s website at http://www.the9.com/en/agms.html. The Company has filed its annual report (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://www.the9.com, and on the SEC’s website at http://www.sec.gov. Holders of the Company’s ordinary shares or ADSs may obtain a copy of the Company’s Annual Report, free of charge, by email to ir@corp.the9.com or by writing to:

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist

The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: https://www.the9.com/en

1